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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

                     SOLICITATION/RECOMMENDATION STATEMENT
                         UNDER SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                           TD WATERHOUSE GROUP, INC.
                           (NAME OF SUBJECT COMPANY)

                           TD WATERHOUSE GROUP, INC.
                       (NAME OF PERSON FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   87236210 8
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                            RICHARD H. NEIMAN, ESQ.
                           EXECUTIVE VICE PRESIDENT,
                          GENERAL COUNSEL & SECRETARY
                           TD WATERHOUSE GROUP, INC.
                                100 WALL STREET
                            NEW YORK, NEW YORK 10005
                                 (212) 806-3500
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
      NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON FILING STATEMENT)

                            ------------------------

                                    COPY TO:
                            KENNETH J. NACHBAR, ESQ.
                        MORRIS, NICHOLS, ARSHT & TUNNELL
                            1201 NORTH MARKET STREET
                                 P.O. BOX 1347
                        WILMINGTON, DELAWARE 19899-1347
                                 (302) 658-9200

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
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ITEM 1.  SUBJECT COMPANY INFORMATION.

     The name of the subject company is TD Waterhouse Group, Inc., a Delaware corporation ("TD Waterhouse" or the "Company"). The address of the principal executive offices of TD Waterhouse Group, Inc. is 100 Wall Street, New York, New York 10005. The telephone number of TD Waterhouse at its principal executive offices is (212) 806-3500.

     The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates is the Common Stock, par value $0.01 per share, of TD Waterhouse (the "Shares" or the "Common Stock"). As of the date hereof, there are 338,971,600 shares of Common Stock outstanding.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

     The filing person is the subject company. TD Waterhouse's name, business address and business telephone number are set forth in Item 1 above.

     This Statement relates to the tender offer by TD Waterhouse Holdings, Inc. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of The Toronto-Dominion Bank, a Canadian Chartered Bank ("TD Bank"). The offer, as initially made (the "Offer"), was to purchase any and all of the outstanding publicly-held shares of Common Stock at a purchase price of $9.00 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated October 17, 2001, and in the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1) and (a)(2) herewith, respectively, and are incorporated herein by reference in their entirety. As described below in the section "The Solicitation or Recommendation -- Background of the Revised Offer," the Offer was amended on October 30, 2001 (the "Revised Offer") to increase the purchase price to $9.50 per Share, net to the seller in cash (the "Revised Offer Price"), and was made subject to a condition, which may not be waived without approval of the Special Committee (defined below), that a majority of the Shares owned by persons other than TD Bank, the Purchaser or their affiliates tender their Shares in response to the Revised Offer (the "Majority of the Minority Condition"). According to the Schedule TO (described below), as of October 16, 2001 TD Bank and its subsidiaries owned approximately 88.0% of the Common Stock of TD Waterhouse. In addition, TD Bank and one of its wholly owned subsidiaries owned exchangeable preference shares (the "Exchangeable Preference Shares") of a TD Waterhouse subsidiary which are exchangeable for an aggregate of 39,370,150 additional shares of Common Stock, and Purchaser owned the sole outstanding share of TD Waterhouse's preferred stock, which generally votes together with TD Waterhouse's Common Stock and entitles the holder to an aggregate number of votes equal to the number of outstanding Exchangeable Preference Shares. As a result, TD Bank and its affiliates, including the Purchaser, held approximately 89.3% of the voting power of TD Waterhouse.

     The Offer is described in a Tender Offer Statement on Schedule TO (which includes the information required to be reported under Rule 13e-3 of the Securities Exchange Act of 1934), dated October 17, 2001 (the "Schedule TO"), which was filed with the Securities and Exchange Commission on October 17, 2001. The Revised Offer is be described in Amendment No. 1 to the Tender Offer Statement on Schedule TO (which will include information required to be reported under Rule 13e-3 of the Securities Exchange Act of 1934) (the "Amendment Schedule TO"), which has been filed with the Securities and Exchange Commission. The Revised Offer is conditioned upon, among other things, the Majority of the Minority Condition described above.

     If the Revised Offer is successful, TD Bank has stated that it currently intends to transfer all of its Shares to the Purchaser and to cause the Purchaser to merge with TD Waterhouse through a short-form merger in accordance with the applicable provisions of the Delaware General Corporation Law without approval of the Board of Directors of TD Waterhouse and without a vote of TD Waterhouse's stockholders (the "Merger"). Pursuant to the Merger, each issued and outstanding Share (other than Shares held by the Purchaser and Shares held by stockholders who have properly exercised appraisal rights under the Delaware General Corporation Law) will be converted into the right to receive the Revised Offer Price.

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     The Schedule TO states that the principal offices of the Purchaser are located at 100 Wall Street, New York, New York 10005, and that the principal offices of TD Bank are located at Toronto-Dominion Centre, 55 King Street West, Ontario M4K 1A2 Canada.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     Except as described herein (including in the Exhibits hereto) or incorporated herein by reference, to the knowledge of TD Waterhouse, as of the date of this Statement there exists no material agreement, arrangement or understanding or any actual or potential conflict of interest between TD Waterhouse or its affiliates and (1) TD Waterhouse's executive officers, directors or affiliates or (2) the Purchaser or the Purchaser's executive officers, directors or affiliates.

CERTAIN ARRANGEMENTS BETWEEN TD WATERHOUSE AND ITS EXECUTIVE OFFICERS, DIRECTORS AND AFFILIATES.

     Certain contracts, agreements, arrangements and understandings between TD Waterhouse and its executive officers, directors and affiliates are described on pages 3-26 of TD Waterhouse's Proxy Statement relating to the Annual Meeting of TD Waterhouse's stockholders held on January 26, 2001 (the "2001 Proxy Statement") in the sections: "Members of the Board of Directors," "Directors' Compensation," "Principal Stockholders," "Executive Compensation -- Management Resources Committee Report on Executive Compensation," "Executive Compensation Tables," "Employment Agreements," "Retirement Benefits and Termination Arrangements," "Additional Information About our Directors and Executive Officers," and "Certain Relationships and Related Transactions." In addition, at TD Waterhouse's 2001 Annual Meeting of stockholders, stockholders approved, and TD Waterhouse thereafter implemented, the "Employee Cash Incentive Plan" described at pages 27-28 of the 2001 Proxy Statement. The 2001 Proxy Statement is filed herewith as Exhibit (e)(1) and is incorporated herein by reference. The information incorporated by reference is considered to be a part of this Statement, except for any information that is superseded by information included directly in this Statement. In addition to the information set forth in the 2001 Proxy Statement, Steven B. Dodge and Leo J. Hindery, Jr., directors of TD Waterhouse, are each being paid a fee of $35,000 for serving as members of the Special Committee described herein in the Section "Item 4. The Solicitation or Recommendation -- Background of the Offer."

CERTAIN ARRANGEMENTS BETWEEN TD WATERHOUSE AND THE PURCHASER AND/OR TD BANK.

     Certain contracts, agreements, arrangements and understandings between TD Waterhouse and the Purchaser or the Purchaser's executive officers, directors or affiliates (including TD Bank) are described on pages 6-25 and 33-42 of the Offer to Purchase in the Sections: "INTRODUCTION," "SPECIAL
FACTORS -- Background of the Offer," SPECIAL FACTORS -- Purpose and Structure of the Offer and the Merger; Reasons of Parent For the Offer and the Merger," "SPECIAL FACTORS -- The Merger; Plans for the Company After the Offer and the Merger; Certain Effects of the Offer," "SPECIAL FACTORS -- Transactions and Arrangements Concerning the Shares," "SPECIAL FACTORS -- Related Party Transactions," "SPECIAL FACTORS -- Interests of Certain Persons in the Offer and the Merger," "THE TENDER OFFER -- Certain Information Concerning the Company," and "THE TENDER OFFER -- Certain Information Concerning Parent and the Purchaser". The Offer to Purchase is filed herewith as Exhibit (a)(1) and is incorporated herein by reference. The information incorporated by reference is considered to be a part of this Statement, except for any information that is superceded by information included directly in this Statement.

INTERESTS OF CERTAIN PERSONS IN THE OFFER AND THE MERGER.

     In considering the recommendations of the special committee (the "Special Committee") of the Board of Directors of TD Waterhouse (the "TD Waterhouse Board") with respect to the Offer, stockholders should be aware that certain officers and directors of TD Waterhouse, the Purchaser and TD Bank have interests in the Offer and the Merger which may present them with certain actual or potential conflicts of interests. The interests are described on pages 8-10, 19-23 and B-1 to B-2 of the Offer to Purchase in the Sections: "SPECIAL
FACTORS -- Background of this Offer," SPECIAL FACTORS -- Purpose and Structure of
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the Offer and the Merger; Reasons of Parent For the Offer and the Merger,"
"SPECIAL FACTORS -- Transactions and Arrangements Concerning the Shares," "SPECIAL FACTORS -- Related Party Transactions" and "SPECIAL
FACTORS -- Interests of Certain Persons in the Offer and the Merger" and Schedule B: "Securities Ownership of Certain Beneficial Owners and Management." The Offer to Purchase is filed herewith as Exhibit (a)(1) and is incorporated herein by reference. The information incorporated by reference is considered to be a part of this Statement, except for any information that is superceded by information included directly in this Statement.

     The Special Committee was aware of these actual and potential conflicts of interest and considered them along with the other matters described below in
Item 4, "The Solicitation or Recommendation -- Reasons for Recommendation."

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

  (a) SOLICITATION OR RECOMMENDATION

     The Special Committee has determined that the Revised Offer is fair to TD Waterhouse's stockholders (other than TD Bank, the Purchaser and their affiliates) and has resolved to recommend to TD Waterhouse's stockholders that they accept the Revised Offer and that they tender their Shares in response to the Revised Offer. Pursuant to authority delegated to it on October 30, 2001, the Special Committee determined that the Company's position on the Revised Offer, for purposes of Rules 14d-9 and 14e-2 under the Exchange Act, is to recommend that stockholders accept the Revised Offer. Because of actual or potential conflicts of interest on the part of all of the members of the Company's Board of Directors other than the members of the Special Committee, the Company's full board has not acted on the Revised Offer and the Company does not expect that it will act. Accordingly, the Company's position on the Revised Offer has been determined solely by the Special Committee.

     A letter to TD Waterhouse's stockholders communicating the Special Committee's recommendation and the press release announcing the Revised Offer are attached hereto as Exhibits (a)(3) and (a)(4), respectively.

  (b) REASONS FOR THE RECOMMENDATION

BACKGROUND OF THE OFFER

     In 1999 TD Bank formed the Company to serve as the holding company for all of TD Bank's worldwide self-directed brokerage operations in connection with an initial public offering of common stock of the Company. The initial public offering, which was completed in June of that year, involved the issuance by the Company of 43.4 million newly-issued Shares representing approximately 11.5% of its capital stock (including Shares issuable upon exchange of the Exchangeable Preference Shares).

     On October 2, 2001, Stephen D. McDonald, a Vice Chair of TD Bank and the Chief Executive Officer of the Company, called Steven B. Dodge and Leo J. Hindery, Jr., the two members of the TD Waterhouse Board who have no present or former affiliation with TD Bank, the Purchaser or the Company, except in their capacity as directors of the Company, to inform them that TD Bank was considering making an offer to acquire all of the Shares not already owned by TD Bank. Mr. McDonald told Mr. Dodge and Mr. Hindery that TD Bank expected to formalize its offer at a later date, but would not ask the Company's board of directors or any committee of the board to approve the offer. Mr. McDonald notified the other directors of the Company of TD Bank's plans with respect to the proposed offer over the next few days.

     On October 9, 2001, representatives of TD Bank advised the TD Waterhouse Board of TD Bank's intention to commence the Offer and to take the Company private. TD Bank noted that the final terms of the Offer and the timing of the commencement of the Offer had not been determined by TD Bank's executive management at that time. TD Bank indicated that it did not require any approval by the TD Waterhouse Board to commence or complete the Offer or, following completion of the Offer, to acquire the remaining publicly held Shares through a merger and, accordingly, TD Bank was not requesting that the TD Waterhouse

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Board approve these transactions. TD Bank also indicated that it viewed the
Company as an integral component of TD Bank's long-term growth strategy and accordingly would not consider or participate in any alternative transaction involving any sale of the Company or of TD Bank's or the Purchaser's interests therein to a third party.

     After the briefing of the TD Waterhouse Board by TD Bank, the Company's board of directors voted to establish the Special Committee, comprised of Steven
B. Dodge and Leo J. Hindery, Jr., as independent directors. The Special Committee was authorized to consider and recommend to the full board of directors of the Company the actions that the full board should take in connection with the proposed offer by TD Bank, including a recommendation with respect to the position, if any, that the full board should take in connection with the solicitation/recommendation statement on Schedule 14D-9 required by SEC rules to be filed by the Company. The Special Committee was also authorized to retain independent legal and financial advisors at the Company's expense. Representatives of TD Bank told the Special Committee that TD Bank would notify the Special Committee prior to publicly announcing the Offer, which they did on October 10, 2001.

     On October 10, 2001, TD Bank issued a press release announcing its intention to make the Offer, and the Offer was commenced on October 17, 2001.

     The Special Committee met on October 11, 2001. At that meeting, the Special Committee received legal advice concerning the mechanics of the proposed transaction and the Committee members' duties in responding to the Offer. The Special Committee interviewed representatives of Salomon Smith Barney Inc. ("Salomon Smith Barney") and another investment banking firm. After discussion, the Committee determined to retain Salomon Smith Barney as its exclusive financial advisor in connection with the Offer. The Special Committee chose to retain Salomon Smith Barney based upon Salomon Smith Barney's reputation within the financial community and its experience, expertise and familiarity with companies in the on-line brokerage industry.

     The Special Committee met with its legal and financial advisors, and certain members of management of the Company, on October 18, 2001. At that meeting, the Committee's legal advisor reviewed the proposed transaction and the Committee's duties in responding to the Offer. The Committee's legal and financial advisors also reported on the status of Salomon Smith Barney's due diligence, which was nearly complete. Salomon Smith Barney discussed with the Committee certain recent market trends, including the stock price performance of companies comparable to TD Waterhouse. Salomon Smith Barney also reviewed certain aspects of the Company's business and the financial forecasts for TD Waterhouse set forth in the Offer to Purchase. Finally, Salomon Smith Barney discussed with the Committee certain of the valuation methodologies that Salomon Smith Barney would utilize in examining the Offer Price.

     On October 25, 2001, the Special Committee met with its legal and financial advisors present. The Committee's counsel reviewed the status and timing of the Offer and the Committee's response, and outlined the possible courses of action that the Committee could take. Salomon Smith Barney then reviewed with the Committee its financial analysis, which is described below under the heading "Summary of Financial Analysis of The Special Committee's Financial Advisor." After further deliberation, the Committee concluded preliminarily that it would be inclined to recommend that stockholders of the Company not tender their Shares at the price of $9.00 per Share, but would be prepared to recommend that stockholders tender their Shares if the Offer price were increased to $10.75 per Share. On October 25, 2001, Messrs. Hindery and Dodge telephoned A. Charles Baillie, Chairman of TD Bank, and advised him of the Special Committee's views. Later on October 25, 2001, representatives of TD Bank requested that the Special Committee receive a presentation from Morgan Stanley & Co. Incorporated ("Morgan Stanley"), the financial advisor to TD Bank. The Special Committee agreed to receive such a presentation.

     Prior to the presentation by Morgan Stanley, at the Special Committee's instruction, Salomon Smith Barney provided to Morgan Stanley portions of the financial analysis presented by Salomon Smith Barney to the Special Committee. Those portions of Salomon Smith Barney's financial analysis showed that, based upon increases in the stock prices of Charles Schwab, E*Trade and Ameritrade between October 9 and October 23, 2001 the implied price of the Shares (without any premium) was $8.02 per Share and the reference range of the selected companies analysis was $9.50 to $11.50 per Share, that the reference range of the going private
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selected premiums analysis was $9.33 to $11.00 per Share, and that the reference range of the discounted cash flow analysis was $9.54 to $11.54 per Share. Morgan Stanley and Salomon Smith Barney then discussed their respective valuation methodologies and differences in their analyses.

     On October 26, 2001, the Special Committee met, with its legal and financial advisors present, to discuss the financial analysis performed by Morgan Stanley. At the meeting, Morgan Stanley explained to the Special Committee the results of its October 26th analysis and how it compared to the financial analysis that Salomon Smith Barney had presented to the Special Committee. After full discussion, the Special Committee reaffirmed its view that it would recommend that stockholders of the Company not tender their Shares at the price of $9.00 per Share. Immediately following the meeting, Mr. Hindery telephoned Mr. Baillie and communicated the Committee's position to him. Mr. Hindery and Mr. Baillie agreed to meet the following morning.

     Mr. Hindery and Mr. Baillie met on the morning of October 27, 2001 and had a further discussion concerning the Offer. During this discussion, Mr. Baillie indicated that TD Bank continued to believe the $9.00 Offer Price was fair, but in the interests of addressing the Special Committee's concerns on price, might be prepared to increase the Offer Price if doing so would lead to the Committee recommending the Offer or remaining neutral. Mr. Hindery indicated that the Committee would welcome an increase in the Offer Price, and might be prepared to recommend the Offer at a price below $10.75. No specific price between $9.00 and $10.75 was discussed at the meeting.

     The Special Committee met on the afternoon of October 27 and discussed Mr. Hindery's meeting with Mr. Baillie and what the Committee considered to be the fair value of TD Waterhouse. After discussion, the Committee determined to advise TD Bank that it would be prepared to recommend the Offer if the Offer Price were increased to $10.00 per Share or above. The Committee also indicated that its view at that time, based upon the transaction terms then proposed, was that it would be neutral or would recommend rejection of the Offer at lower prices. Mr. Hindery communicated this position to Mr. Baillie on the afternoon of October 27.

     On October 29, 2001, representatives of the Special Committee were advised by representatives of TD Bank that TD Bank did not intend to engage in negotiations with the Special Committee, continued to believe that $9.00 per Share was a fair and adequate price to offer to acquire the Shares that it did not own, but that it was prepared to increase the Offer Price to $9.50 if it received the unconditional approval of the Special Committee. The Special Committee was advised that TD Bank would continue with the $9.00 per Share Offer Price if the Committee did not approve the proposed $9.50 per Share Offer Price.

     The Special Committee met with its legal and financial advisors on October 29, 2001 to consider the communication from TD Bank's representatives. After discussion, the Committee determined to advise TD Bank that it continued to believe that an Offer Price of $10.00 or more per Share was appropriate and could be supported by the Committee. Mr. Hindery conveyed the Special Committee's determination to Mr. Baillie late in the morning on October 29, 2001.

     Steven D. McDonald met with Mr. Hindery on the morning of October 30, 2001 to further discuss the Offer. During that discussion, Mr. McDonald indicated that TD Bank strongly believed that the increase in the Offer Price to $9.50 per Share that it had previously proposed was fair, and again asked Mr. Hindery to accept the conditional price increase that TD Bank had previously proposed. Following that meeting, Mr. Hindery met with the Committee's legal advisors to discuss the proposal further. Mr. Dodge, who was unavailable, did not participate in the meeting. Following deliberation, Mr. Hindery advised Mr. McDonald that subject to the concurrence of the other Special Committee member, his preliminary view was that he would be prepared to recommend the Offer to stockholders of TD Waterhouse if either (i) the Offer Price were increased to $9.75 per Share or (ii) the Offer Price were increased to $9.50 per Share and the Offer were made subject to the Majority of the Minority Condition. In a separate telephone call, Mr. Dodge indicated to Mr. McDonald that without the structural protection of the Majority of the Minority Condition, he could not recommend the Offer at any price lower than $9.75 per Share. Later on October 30, 2001, Mr. McDonald communicated to Mr. Hindery that TD Bank was prepared to increase the Offer Price to $9.50 per Share, and to make the Offer subject to the Majority of the Minority Condition, if the Committee would recommend the
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Offer as revised. Later on October 30, 2001, the Special Committee met with its legal and financial advisors and approved the Revised Offer. At that meeting, Salomon Smith Barney delivered to the Special Committee its opinion described below in the Section "Summary of the Financial Analysis and Opinion of The Special Committee's Financial Advisor".

     By unanimous written consent, adopted on October 30, 2001, the TD Waterhouse Board adopted a resolution granting to the Special Committee the power and authority to determine, in its sole discretion, the position, if any, of the Company with respect to the Tender Offer for purposes of Rule 14d-9 and Rule 14e-2, and to prepare and cause the Company to file with the Securities and Exchange Commission a solicitation/ recommendation statement on Schedule 14D-9 and amendments and supplements thereto that the Committee determined appropriate.

FACTORS CONSIDERED BY THE SPECIAL COMMITTEE

     In connection with reaching the recommendation described above, the Special Committee concluded that the Revised Offer is substantively and procedurely fair to unaffiliated stockholders of TD Waterhouse. In reaching this determination and conclusion, the Special Committee considered a number of factors, including the following:

          1. Company Operating and Financial Condition. The Special Committee took into account the current and historical financial condition and results of operations of TD Waterhouse, as well as the prospects and strategic objectives of TD Waterhouse, including the risks involved in achieving those prospects and objectives, and the current and expected conditions in the general economy and in the industries in which TD Waterhouse's businesses operate.

          2. Company Financial Forecasts. The Special Committee examined the forecasted financial data set forth in the Fall 2001 Forecasts described in pages 36 through 40 of the Offer to Purchase. The Special Committee believed that, in view of recent financial results and trends, the Fall 2001 Forecasts were more likely to be achieved than the Spring 2001 Forecasts described at pages 36 through 40 of the Offer to Purchase.

          3. Salomon Smith Barney Financial Analysis and Opinion. The Special Committee took into account the discussion materials of Salomon Smith Barney and its opinion dated October 30, 2001 to the effect that, as of the date of the opinion and based on and subject to the matters stated therein, the Revised Offer Price was fair, from a financial point of view, to holders of Shares (other than TD Bank, the Purchaser and their respective affiliates). The financial analysis and opinion of Salomon Smith Barney are described below in the section "Summary of the Financial Analysis and Opinion of The Special Committee's Financial Advisor."

          4.  Transaction Financial Terms/Relation to Certain Market
     Prices. The Special Committee considered the relationship of the Offer Price to the historical and projected market prices of the Shares. The Offer Price of $9.00 per Share represents a premium of approximately 45.2% over the closing price per Share on October 9, 2001, the day before the public announcement of TD Bank's intent to commence the Offer, a premium of 16.9% over the closing price per Share on September 5, 2001, 20 trading days before TD Bank's announcement, but represents a 62.5% discount to the initial public offering price of the Shares and a 7.2% discount to the average closing price of the Shares for the six months prior to October 9, 2001.

          5. Timing of the Offer. The Special Committee took into account the timing of the Offer, and particularly that it was made following significant declines in the price of the Company's stock and the broader markets. The Committee also took into account that the Offer was made just before two of the Company's principal competitors, E*Trade Group and Charles Schwab Corporation, were scheduled to announce their quarterly earnings.

          6. Changes in Market Conditions Since October 9, 2001. The Special Committee took into account that between October 9, 2001, when the Offer was publicly announced, and October 29, 2001, the stock prices of the other publicly traded on-line brokerage companies had increased, on average, by
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     nearly 23% above their October 9, 2001 prices, and that such stock performance was supported by favorable trends in average trades per day and revenues. TD Waterhouse recently experienced similar favorable trends in average trades per day and revenues. Accordingly, the Special Committee believes that, in the absence of the Offer, the price of TD Waterhouse stock likely would have participated, to some degree, in this positive change in the stock prices of the on-line brokerage sector.

          7. Reaction Of Analysts To The Offer. The Special Committee considered that while some analysts who follow the Company's stock expressed the view that the long term or target value of the Company's stock exceeds $9.00 per Share, several analysts expressed the view that, at $9.00 per Share, the Offer fairly valued the Shares.

          8. Likely Effect on Market Prices of the Shares if the Offer is Withdrawn. The Special Committee considered the possible trading prices of the Shares in the short term and the long term in the event that the Offer were to be withdrawn or rejected. The Special Committee concluded that the trading value of the Shares might decline in the short term as a result of the withdrawal or rejection of the TD Bank Offer in combination with TD Waterhouse's financial outlook, but would likely not decline to the $6.20 per Share price at which it traded prior to public announcement of the Offer.

          9. Form of the Consideration; Taxable Transaction. The Special Committee considered the form of consideration to be paid to holders of Shares in the Offer and the Revised Offer, and the certainty of value of such cash consideration compared to stock, particularly in the recent volatile markets. The Special Committee was aware that the consideration received by holders of Shares in the Offer and Merger would be taxable to some holders for federal income tax purposes.

          10. Strategic Alternatives. The Special Committee considered the fact that the Purchaser and its affiliates currently own approximately 88% of the equity of TD Waterhouse and control approximately 89.3% of the combined voting power of all classes of capital stock of TD Waterhouse. The Special Committee recognized that any alternative transaction was impossible without the consent of the Purchaser and its affiliates, and that the Purchaser and its affiliates had stated that they considered the Company to be an integral component of TD Bank's long-term growth strategy and that TD Bank accordingly would not consider or participate in any alternative transaction involving any sale of the Company or of TD Bank's or the Purchaser's interest therein to a third party. Accordingly, the Special Committee concluded that an acquisition of TD Waterhouse by a third party was not a feasible alternative.

          11. Possible Short Form Merger. The Special Committee took into account that, based upon its present 88% ownership of TD Waterhouse, any merger proposed by TD Bank to acquire the remaining equity of TD Waterhouse would require approval of the TD Waterhouse Board and would require TD Bank to demonstrate the "entire fairness" of the transaction, unless certain procedural safeguards were utilized that would allow that evidentiary burden to be shifted. In contrast, a tender offer not involving the participation of the TD Waterhouse Board would not be subject to the entire fairness standard. If the Offer is successful, the Purchase and TD Bank will own in excess of 90% of each class of stock of the Company and will be able to acquire the remaining equity of the Company pursuant to Section 253 of the Delaware General Corporation Law, without approval of the Board of Directors of the Company and without a vote of its stockholders. The Special Committee noted that because of the Majority of the Minority Condition, the Revised Offer cannot succeed unless a majority of the publicly-owned Shares are tendered. Absent that condition, due to TD Bank's ownership of 88% of the Shares, the Purchaser and TD Bank would be able to attain ownership of 90% of the Shares even if only 16.6% of the Shares they do not already own were tendered in response to the Offer or the Revised Offer.

          12. Timing of Completion. The Special Committee considered the anticipated timing of consummation of the Offer, which should allow stockholders to receive the Offer Price promptly, followed by the Merger in which remaining stockholders will receive the same consideration as received by stockholders who tender their Shares in the Revised Offer.

          13. Limited Conditions to Consummation. The Special Committee considered the fact that the obligation of TD Bank and the Purchaser to consummate the Offer is subject to a limited number of conditions, with no financing condition. Moreover, TD Bank and the Purchaser have the financial resources to consummate the Revised Offer expeditiously.

          14. Appraisal Rights. The Special Committee considered the fact that stockholders who do not tender their Shares pursuant to the Revised Offer will have the right to dissent from the Merger and to demand appraisal of the fair value of their Shares under the Delaware General Corporation Law, as described at pages 18 through 19 of the Offer to Purchase in the Section "SPECIAL FACTORS -- Dissenters' Rights."

          15. Possible Conflicts of Interest. The Special Committee also took into account the possible conflicts of interest of certain directors and members of management of both TD Waterhouse and TD Bank discussed above in the Section "Interests of Certain Persons in the Offer and the Merger."

          16. Discussion with TD Bank. The Special Committee considered the discussions between the Special Committee and TD Bank and their respective advisors, and the judgment of the Special Committee that the Revised Offer Price was the highest price that TD Bank would be willing to pay.

     The members of the Special Committee evaluated the Offer and the Revised Offer in light of their knowledge of the business, financial condition and prospects of TD Waterhouse and the advice of its legal and financial advisors.

     The Special Committee did not consider the liquidation of TD Waterhouse's assets and did not consider liquidation to be a viable course of action based on Purchaser's and TD Bank's desire for TD Waterhouse to continue to conduct its business as a subsidiary of TD Bank. Therefore, no appraisal of liquidation values was sought for purposes of evaluating the Offer or the Revised Offer.

     In view of the wide variety of factors considered in connection with their evaluation of the Offer and the Revised Offer, the Special Committee did not find it practicable to, and did not, quantify or otherwise attempt to assign numerical weights to the specific factors it considered in reaching its determination. However, in determining to recommend that stockholders tender their Shares in the Revised Offer, the Special Committee gave primary weight to its conclusions that (i) in the Special Committee's view of the Company and its prospects, including the discussion materials of Salomon Smith Barney, $9.50 per Share is a fair price for the Shares and (ii) the Majority of the Minority Condition provides owners of the publicly-held Shares with an important procedural safeguard that will insure that the Offer can proceed only if holders of a majority of the publicly-owned Shares elect to tender those Shares in response to the Offer.

     The foregoing discussion of the information and factors considered by the Special Committee is not intended to be exhaustive but is believed to include all material factors considered by the Special Committee. TD Waterhouse's executive officers have not been asked to make a recommendation as to the Revised Offer.

SUMMARY OF FINANCIAL ANALYSIS AND OPINION OF THE SPECIAL COMMITTEE'S FINANCIAL ADVISOR.

     The Special Committee retained Salomon Smith Barney as its exclusive financial advisor to evaluate the Offer Price proposed to be paid by TD Bank in connection with the Offer. On October 25, 2001, at a meeting of the Special Committee held to evaluate the proposed Offer, Salomon Smith Barney reviewed with the Special Committee discussion materials dated October 25, 2001 containing various financial analyses relating to the Offer Price, referred to as the discussion materials.

     On October 30, 2001, the Special Committee advised Salomon Smith Barney that TD Bank had increased its Offer Price to $9.50 per Share. The Special Committee also requested an opinion from Salomon Smith Barney as to the fairness, from a financial point of view, of the Revised Offer Price to holders of Shares (other than TD Bank, the Purchaser and their respective affiliates). On that same day, Salomon Smith Barney delivered to the Special Committee an oral opinion, confirmed by delivery of a written opinion dated October 30, 2001, to the effect that, as of that date and based on and subject to the matters described in its written opinion, the Revised Offer Price was fair, from a financial point of view, to the holders of Shares (other than TD Bank, Purchaser and their respective affiliates). In connection with its opinion, Salomon Smith Barney updated the analyses it had performed in connection with its discussion materials of October 25, 2001, the assumptions on which the analyses were based and the factors considered in connection with such analyses.

     THE FULL TEXT OF SALOMON SMITH BARNEY'S WRITTEN OPINION DATED OCTOBER 30, 2001, WHICH DESCRIBES THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN, IS ATTACHED TO THIS SCHEDULE 14D-9 AS ANNEX A AND IS INCORPORATED INTO THIS SCHEDULE 14D-9 BY REFERENCE. SALOMON SMITH BARNEY'S OPINION WAS PROVIDED FOR THE INFORMATION OF THE SPECIAL COMMITTEE IN ITS EVALUATION OF THE REVISED OFFER PRICE FROM A FINANCIAL POINT OF VIEW. SALOMON SMITH BARNEY'S OPINION DOES NOT ADDRESS ANY OTHER ASPECT OF THE REVISED OFFER OR ANY RELATED TRANSACTION AND WAS NOT INTENDED TO BE AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER TO TENDER SHARES IN THE REVISED OFFER OR AS TO ANY OTHER MATTERS RELATING TO THE REVISED OFFER.

     In arriving at its opinion, Salomon Smith Barney held discussions with certain senior officers, directors and other representatives and advisors of TD Waterhouse; examined certain publicly available business and financial information relating to TD Waterhouse as well as certain financial forecasts and other information and data concerning TD Waterhouse that was provided to or otherwise discussed with Salomon Smith Barney by the management of TD Waterhouse; reviewed the Revised Offer Price in relation to, among other things, current and historical market prices and trading volumes of TD Waterhouse Common Stock; the financial condition and historical and projected operating data of TD Waterhouse; and the capitalization of TD Waterhouse; considered, to the extent publicly available, the financial terms of other transactions recently effected which Salomon Smith Barney considered relevant in evaluating the Revised Offer and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations Salomon Smith Barney considered relevant in evaluating those of TD Waterhouse. In addition to the foregoing, Salomon Smith Barney conducted such other analyses and examinations and considered such other financial, economic and market criteria as Salomon Smith Barney deemed appropriate in arriving at its opinion.

     In performing its analyses, Salomon Smith Barney assumed and relied, without independent verification, on the accuracy and completeness of all financial and other information and data publicly available or furnished to or otherwise reviewed by or discussed with it. With respect to financial forecasts and other information and data provided to or otherwise reviewed by Salomon Smith Barney, TD Waterhouse's management advised Salomon Smith Barney that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of TD Waterhouse's management as to the future financial performance of TD Waterhouse. Salomon Smith Barney did not make, and was not provided with, an independent evaluation or appraisal of the assets or liabilities, contingent or otherwise, of TD Waterhouse, and did not make any physical inspection of TD Waterhouse's properties or assets.

     In connection with its engagement, Salomon Smith Barney was not requested to, and did not, solicit third party indications of interest in the possible acquisition of all or a part of TD Waterhouse nor was Salomon Smith Barney requested to, nor did it, participate in negotiating or structuring the Offer or the Revised Offer. Salomon Smith Barney expressed no view as to, and its opinion and analyses do not address, the relative merits of the Revised Offer as compared to any alternative business strategies that might exist for TD Waterhouse or the effect of any other transaction in which TD Waterhouse might engage. Salomon Smith Barney's opinion and analyses were necessarily based on information available, and financial, stock market and other conditions and circumstances existing and disclosed to Salomon Smith Barney, as of the date of such opinion and analyses. The Revised Offer Price was determined through negotiations between the Special Committee and TD Bank, and Salomon Smith Barney was not asked to, and it did not, make any recommendations to the Special Committee with respect to the Offer, the Revised Offer or the Offer Price as originally proposed or as revised. Neither TD Waterhouse nor the Special Committee imposed any other instructions or limitations on Salomon Smith Barney with respect to the investigations made or procedures followed by Salomon Smith Barney in preparing its analyses and opinion.

     In evaluating the Revised Offer Price, Salomon Smith Barney performed a variety of financial and comparative analyses, including those described below, which were reflected in the discussion materials presented to the Special Committee on October 25, 2001. The summary of these analyses is not a complete description of the analyses performed by Salomon Smith Barney. The preparation of a fairness opinion and financial analyses are a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion and financial analyses are not readily susceptible to summary description. Accordingly, Salomon Smith Barney believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors, without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

     In its analyses, Salomon Smith Barney considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its discussion materials and opinion, many of which are beyond the control of TD Waterhouse. No company, transaction or business used in those analyses as a comparison is identical to TD Waterhouse or the proposed offer, and an evaluation of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions analyzed.

     The estimates contained in Salomon Smith Barney's analyses and the valuation ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by its analyses. In addition, analyses relating to the value of businesses or securities do not necessarily purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, Salomon Smith Barney's analyses and estimates are inherently subject to substantial uncertainty.

     A copy of the discussion materials prepared by Salomon Smith Barney to the Special Committee will be filed as an exhibit to the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed by TD Bank with the Securities and Exchange Commission and will be available for inspection and copying at TD Waterhouse's principal executive offices during regular business hours by any interested stockholder of TD Waterhouse or any representative of such stockholder who has been so designated in writing and also may be inspected and copied at the office of, and obtained by mail from, the Securities and Exchange Commission.

     Salomon Smith Barney's discussion materials and opinion were among many factors considered by the Special Committee in its evaluation of the Offer and the Revised Offer and should not be viewed as determinative of the views of the Special Committee or management of TD Waterhouse with respect to the Revised Offer Price or the Revised Offer.

     The following is a summary of the material financial analyses included in Salomon Smith Barney's discussion materials reviewed with the Special Committee on October 25, 2001:

  SELECTED COMPANIES ANALYSIS

     Using publicly available information, Salomon Smith Barney analyzed the market values and trading multiples of the following three selected publicly traded companies in the on-line brokerage industry:

     The Charles Schwab Corporation
     E*Trade Group, Inc.
     Ameritrade Holding Corporation

     Salomon Smith Barney compared enterprise values, calculated as equity market value plus net debt, of TD Waterhouse and the selected companies as multiples of latest 12 months and estimated calendar year 2002 revenues, latest quarter annualized earnings before taxes, goodwill amortization, marketing expense and restructuring charge, commonly referred to as "EBTMA," and latest tangible book value. Salomon Smith Barney also compared equity values of TD Waterhouse and the selected companies as multiples of calendar year 2002 estimated earnings per share, commonly referred to as "EPS". Salomon Smith Barney applied multiples derived from the selected companies to corresponding financial data of TD Waterhouse based on internal estimates of TD Waterhouse's management and research analysts' estimates. Financial data for the selected companies were based on press releases, public filings and research analysts' estimates. All multiples were based on closing stock prices on October 23, 2001 and historical financial data for the period ended September 30, 2001. This analysis implied an equity reference range for TD Waterhouse of approximately $9.50 to $11.50 per Share.

  PREMIUMS ANALYSIS

     Salomon Smith Barney reviewed the premiums paid in 86 selected going private transactions announced since January 1, 1994 and 28 selected going private transactions announced since January 1, 2000. Salomon Smith Barney reviewed the purchase prices paid in the selected transactions relative to the target company's closing stock prices one trading day and 20 trading days prior to public announcement of the transaction. Salomon Smith Barney then applied median premiums implied in the selected transactions over those specified periods to the closing prices of TD Waterhouse common stock one trading day and 20 trading days prior to October 10, 2001 (the date of public announcement of the Offer). This analysis implied an average equity reference range for TD Waterhouse of approximately $7.64 to $10.26 per Share based on closing prices of TD Waterhouse common stock one trading day and 20 trading days prior to October 10, 2001.

     Salomon Smith Barney also reviewed the market value appreciation in the common stock of the selected companies in the on-line brokerage industry during the period October 9, 2001 (the trading day prior to public announcement of the Offer) to October 23, 2001 and applied the average percentage appreciation for the selected companies to the closing price of TD Waterhouse common stock on October 9, 2001. This analysis resulted in an adjusted price of TD Waterhouse common stock of $8.02, referred to as the adjusted price for TD Waterhouse common stock. Salomon Smith Barney then applied the one trading day median premium implied in the selected transactions to the adjusted price of TD Waterhouse common stock. This analysis implied an average equity reference range for TD Waterhouse of approximately $9.33 to $11.00 per Share based on the adjusted price of TD Waterhouse common stock.

  DISCOUNTED CASH FLOW ANALYSIS

     Salomon Smith Barney performed a discounted cash flow analysis of TD Waterhouse to estimate the present value of the stand-alone after-tax free cash flows that TD Waterhouse could generate over fiscal years 2002 through 2007, based on internal estimates of TD Waterhouse's management in the case of fiscal years 2002 and 2003 and based on discussions with and guidance from TD Waterhouse's management in the case of fiscal years 2004 through 2007. Salomon Smith Barney derived a terminal value for TD Waterhouse by applying a range of selected net income multiples of 24.8x to 26.8x to TD Waterhouse's 2007 estimated net income. The present value of the cash flows and terminal values were calculated using selected discount rates ranging from 17.8% to 21.3%. This analysis implied an equity reference range for TD Waterhouse of approximately $9.54 to $11.54 per Share.

  PRECEDENT TRANSACTION ANALYSIS

     Using publicly available information, Salomon Smith Barney reviewed the initial offer and final offer prices and implied transaction value multiples paid or proposed to be paid in Credit Suisse First Boston Corporation's acquisition of CSFBdirect, referred to as the CSFBdirect transaction. Salomon Smith Barney compared implied transaction values in the CSFBdirect transaction as multiples of, among other things, latest 12 months and latest quarter annualized revenues and latest tangible book value. Salomon Smith Barney also reviewed the implied premiums paid in the CSFBdirect transaction 20 trading days and one trading day prior to public announcement of the CSFBdirect transaction. Salomon Smith Barney then applied a range of selected multiples and premiums derived from the final offer price in the CSFBdirect transaction to corresponding financial data of TD Waterhouse. This analysis implied an equity reference range for TD Waterhouse of approximately $7.00 to $9.00 per Share.

                                     * * *

     In performing its analyses, Salomon Smith Barney also reviewed and considered other factors, including: historical trading prices and trading volumes for TD Waterhouse common stock for the period June 23, 1999 (the date of TD Waterhouse's initial public offering) through October 23, 2001; publicly available research analyst estimates relating to TD Waterhouse; the ownership profile and public float of TD Waterhouse and selected companies in the on-line brokerage industry; financial and other operating data of selected companies in the on-line brokerage industry; premiums implied for TD Waterhouse based on the Offer Price and closing prices of TD Waterhouse common stock for specified periods and the adjusted price of TD Waterhouse common stock; and the relationship between movements in TD Waterhouse common stock, movements in the common stock of selected companies in the on-line brokerage industry and movements in the NASDAQ index for the period June 23, 1999 (the date of TD Waterhouse's initial public offering) through October 23, 2001.

     In the ordinary course of business, Salomon Smith Barney and its affiliates may actively trade or hold the securities of TD Waterhouse for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in those securities. Citigroup Inc., an affiliate of Salomon Smith Barney, currently holds shares of TD Waterhouse common stock. Salomon Smith Barney and its affiliates in the past have provided services to TD Waterhouse and TD Bank unrelated to the Offer, for which services Salomon Smith Barney and its affiliates have received compensation. In addition, Salomon Smith Barney and its affiliates, including Citigroup Inc. and its affiliates, may maintain relationships with TD Waterhouse, TD Bank and their respective affiliates.

     Salomon Smith Barney is an internationally recognized investment banking firm and was selected by the Special Committee based on its reputation within the financial community and experience, expertise and familiarity with companies in the on-line brokerage industry. Salomon Smith Barney regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

  (c) INTENT TO TENDER

     To the best knowledge of TD Waterhouse, as of the date of this Statement, each executive officer, director, affiliate or subsidiary of TD Waterhouse who owns Shares presently intends to tender in the Revised Offer all Shares that they own of record or beneficially, other than Shares, if any, that they may have the right to purchase by exercising stock options, Shares, if any, that if tendered would cause them to incur liability under the short-swing profits provisions of the Securities Exchange Act of 1934, as amended, or Shares, if any, which are restricted shares.

ITEM 5.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

     Steven B. Dodge and Leo J. Hindery, Jr., directors of TD Waterhouse, are each being paid a fee of $35,000 for serving as members of the Special Committee.

     The Special Committee retained Salomon Smith Barney to act as its exclusive financial advisor in connection with the Offer. Under the terms of its engagement, TD Waterhouse agreed to pay Salomon Smith Barney for its financial advisory services an aggregate fee of $1.25 million. Salomon Smith Barney's fee is not contingent on the completion or outcome of the Offer or the Revised Offer. TD Waterhouse also has agreed to indemnify Salomon Smith Barney and related persons against liabilities, including liabilities under the federal securities laws, arising out of its engagement.

     The Special Committee retained Morris, Nichols, Arsht & Tunnell ("MNAT") to act as its legal counsel in connection with the Offer. Pursuant to an engagement letter dated October 18, 2001, MNAT has advised the Committee concerning its legal duties in connection with the Offer and the Revised Offer, and will be compensated at its normal hourly rates, and reimbursed for expenses incurred in rendering its services.

     Neither TD Waterhouse nor any person acting on its behalf has employed, retained or compensated, or currently intends to employee, retain or compensate, any person to make solicitations or recommendations to the stockholders of TD Waterhouse on its behalf with respect to the Offer, the Revised Offer or the Merger.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Other than ordinary course purchases or sales under stock-based incentive plans of TD Warehouse or its affiliates, no transactions in Shares have been effected during the past 60 days by TD Waterhouse or to the knowledge of TD Waterhouse, by any executive officer, director, affiliate or subsidiary of TD Waterhouse.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     Except as set forth in this Statement or the Offer to Purchase, TD Waterhouse is not currently undertaking or engaged in any negotiations in response to the Offer or the Revised Offer that relate to (1) a tender offer for or other acquisition of TD Waterhouse's securities by TD Waterhouse, any subsidiary of TD Waterhouse or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving TD Waterhouse or any subsidiary of TD Waterhouse; (3) a purchase, sale or transfer of a material amount of assets of TD Waterhouse or any subsidiary of TD Waterhouse; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of TD Waterhouse.

     Except as set forth in this Statement or the Offer to Purchase, there are no transactions, resolutions of the TD Waterhouse Board, agreements in principle, or signed contracts in response to the Offer or the Revised Offer that relate to one or more of the events referred to in the preceding paragraph.

ITEM 8.  ADDITIONAL INFORMATION.

     The information contained in the Offer to Purchase filed as Exhibit (a)(1) herewith is incorporated herein by reference.

ITEM 9.  EXHIBITS.

EXHIBIT NO.                               DESCRIPTION
-----------                               -----------
(a)(1)        --  Offer to Purchase, dated October 17, 2001.*
(a)(2)        --  Letter of Transmittal.*
(a)(3)        --  Letter dated October 30, 2001 to stockholders of TD
                  Waterhouse (included with the Schedule 14D-9 mailed to
                  stockholders)
(a)(4)        --  Text of press release issued by TD Bank on October 30, 2001.
(a)(5)        --  Notice of Guaranteed Delivery.*
(a)(6)        --  Letter to Brokers, Dealers, Commercial Banks, Trust
                  Companies and other Nominees.*
(a)(7)        --  Letter to Clients for use by Brokers, Dealers, Commercial
                  Banks, Trust Companies and Other Nominees.*
(a)(8)        --  Guidelines for Certification of Taxpayer Identification
                  Number on Substitute Form W-9.*
(a)(9)        --  Instructions for Form W8-BEN.*
(a)(10)       --  Summary advertisement dated October 17, 2001.*
(a)(11)       --  Text of press release issued by TD Bank, dated October 10,
                  2001.*
(e)(1)        --  TD Waterhouse's Proxy Statement dated January 20, 2001 disseminated in connection with the 2001 Annual Meeting of
                  Stockholders of TD Waterhouse (incorporated by reference to the Schedule 14A of TD Waterhouse filed on January 26, 2001
                  (File No. 001-15101).
(e)(2)        --  Amended and Restated Support and Exchange Agreement dated
                  April 13, 2000 by and among the Company, TD Waterhouse
                  Canada, TD Waterhouse Holdings, Inc., TD Securities, Inc.,
                  CT Financial Services, Inc., and TD Bank (Incorporated by
                  reference to Exhibit 4.1 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended April 30, 2000).

EXHIBIT NO.                               DESCRIPTION
-----------                               -----------
(e)(3)        --  1999 TD Waterhouse Group, Inc. Stock Incentive Plan
                  (Incorporated by reference to Exhibit 4.1 of the Company's
                  Registration Statement on Form S-8, Registration No.
                  333-40236).
(e)(4)        --  TD Waterhouse Group, Inc. Covered Employee Cash Incentive
                  Plan.**
(e)(5)        --  The Toronto-Dominion Bank 2000 Stock Incentive Plan.**
(e)(6)        --  Employment Agreement, dated as of October 1, 1999 between
                  Stephen D. McDonald and the Company. (Incorporated by
                  reference to Exhibit 10.6 of the Company's Annual Report on
                  Form 10-K for the fiscal year ended October 31, 1999).
(e)(7)        --  Employment Agreement, dated as of October 1, 1999 between
                  Frank J. Petrilli and the Company (Incorporated by reference to Exhibit 10.7 of the Company's Annual Report on Form 10-K
                  for the fiscal year ended October 31, 1999).
(e)(8)        --  Employment Agreement, dated as of October 1, 1999 between
                  John G. See and the Company. (Incorporated by reference to
                  Exhibit 10.8 of the Company's Annual Report on Form 10-K for
                  the fiscal year ended October 31, 1999).
(e)(9)        --  Employment Agreement, effective as of June 1, 2000 between
                  Bharat B. Masrani and the Company.**
(e)(10)       --  Employment Agreement, dated as of October 1, 1999 between
                  Richard J. Rzasa and the Company.**
(e)(11)       --  Master Services Agreement between TD Waterhouse and TD Bank dated June 28, 1999, as amended.**
(e)(12)       --  Amendment to the Master Services Agreement between TD Bank and TD Waterhouse effective as of June 28, 1999.**
(e)(13)       --  Amendment to the Master Services Agreement between TD Bank and TD Waterhouse dated April 13, 2000.**
(e)(14)       --  Tax Sharing Agreement between TD Waterhouse and TD
                  Waterhouse Holdings, Inc.**
(e)(15)       --  TD Bank Long Term Capital Plan. (Incorporated by reference to Exhibit 10.5 of the Company's Annual Report on Form 10-K
                  for the fiscal year ended October 31, 1999).

---------------

 * Incorporated by reference to the Schedule TO filed by Purchaser on October 17, 2001.

** Incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 2000.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          TD WATERHOUSE GROUP, INC.

                                          By:  /s/ RICHARD H. NEIMAN, ESQ.
                                            ------------------------------------
                                                  Richard H. Neiman, Esq.
                                             Executive Vice President, General
                                                   Counsel and Secretary

Dated: October 30, 2001

                  [LETTERHEAD OF SALOMON SMITH BARNEY INC.]



October 30, 2001

The Special Committee of the Board of Directors
TD Waterhouse Group, Inc.
100 Wall Street
New York, New York  10005

The Special Committee of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the common stock, par value $0.01 per share, of TD Waterhouse Group, Inc. ("TD Waterhouse" and, such shares, the "TD Waterhouse Common Stock"), other than The Toronto-Dominion Bank ("TD Bank"), TD Waterhouse Holdings, Inc. ("Purchaser"), a wholly owned subsidiary of TD Bank, and their respective affiliates, of the Offer Price (defined below) proposed to be paid pursuant to the tender offer by Purchaser to purchase all outstanding shares of TD Waterhouse Common Stock at a purchase price of $9.50 per share, net to sellers in cash (the "Offer Price" and, such offer, the "Offer"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 17, 2001, as amended by Amendment No. 1 to the Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO dated October 30, 2001 of TD Bank and Purchaser (the "Offer to Purchase").

In arriving at our opinion, we held discussions with certain senior officers, directors and other representatives and advisors of TD Waterhouse. We examined certain publicly available business and financial information relating to TD Waterhouse as well as certain financial forecasts and other information and data for TD Waterhouse which were provided to or otherwise discussed with us by the management of TD Waterhouse. We reviewed the Offer Price in relation to, among other things: current and historical market prices and trading volumes of TD Waterhouse Common Stock; the financial condition and historical and projected operating data of TD Waterhouse; and the capitalization of TD Waterhouse. We considered, to the extent publicly available, the financial terms of other transactions recently effected which we considered relevant in evaluating the Offer and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of TD Waterhouse. In addition to the foregoing, we conducted such other analyses and examinations and considered such other financial, economic and market criteria as we deemed appropriate in arriving at our opinion.

In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or furnished to or otherwise reviewed by or discussed with us. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with us, we have been advised by the management of TD Waterhouse that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of TD Waterhouse as to the future financial performance of TD Waterhouse. We have assumed, with your consent, that the Offer will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of TD Waterhouse nor have we made any physical inspection of the properties or assets of TD Waterhouse.

The Special Committee of the Board of Directors
TD Waterhouse Group, Inc.
October 30, 2001
Page 2

In connection with our engagement, we were not requested to, and we did not, solicit third party indications of interest in the possible acquisition of all or a part of TD Waterhouse nor were we requested to, and we did not, participate in the negotiation or structuring of the Offer. Our opinion does not address, and we express no view as to, the relative merits of the Offer as compared to any alternative business strategies that might exist for TD Waterhouse or the effect of any other transaction in which TD Waterhouse might engage. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing and disclosed to us, as of the date hereof.

Salomon Smith Barney Inc. has acted as financial advisor to the Special Committee in connection with the Offer and will receive a fee for such services, which fee is not contingent upon the completion or outcome of the Offer. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of TD Waterhouse for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. Citigroup Inc., an affiliate of Salomon Smith Barney, currently holds shares of TD Waterhouse Common Stock. We and our affiliates in the past have provided services to TD Waterhouse and TD Bank unrelated to the Offer, for which services we and our affiliates have received compensation. In addition, we and our affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with TD Waterhouse, TD Bank and their respective affiliates.

Our advisory services and the opinion expressed herein are provided for the information of the Special Committee in its evaluation of the Offer, and our opinion is not intended to be and does not constitute a recommendation to any stockholder as to whether such stockholder should tender shares of TD Waterhouse Common Stock in the Offer or as to any other matters relating to the Offer.

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Offer Price is fair, from a financial point of view, to the holders of TD Waterhouse Common Stock (other than TD Bank, Purchaser and their respective affiliates).

Very truly yours,

/s/ Salomon Smith Barney Inc.

SALOMON SMITH BARNEY INC.